[ACS-Tech80 LOGO]

                              VIA EDGAR AND COURIER
                                                              September 22, 2005

Gary R. Todd
Reviewing Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A


           RE:    ACS-TECH80 LTD.
                  FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FORMS 6-K FOR 2005
                  FILE NO. 1-14662

                  Reference: Your letter dated August 5, 2005


Dear Mr. Todd:

Set forth herein are the responses of ACS-Tech80 Ltd. (the "Company") to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the "Staff"), dated August 5, 2005, with respect to the Company's Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F") filed with the Commission on June 21, 2005.

For your convenience, we have reprinted the Staff's written comments below prior to the Company's responses. The numbering corresponds to the comment numbers in the Staff's above referenced letter.

Courtesy copies have been sent to the Staff's examiners via courier.

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ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 22

OPERATING RESULTS, PAGE 26

     1. WE SEE THE 56% INCREASE IN REVENUES IN 2004. IN FUTURE FILINGS PLEASE PROVIDE MORE DETAILED AND SPECIFIC DISCUSSION OF REASONS FOR THE SIGNIFICANT INCREASE. FOR INSTANCE, PLEASE MORE SPECIFICALLY DESCRIBE HOW THE IMPROVED BUSINESS ENVIRONMENT IMPACTED REVENUES. ALSO PROVIDE SOME DESCRIPTION OF NEW PRODUCTS INTRODUCED AND THEIR IMPACT ON REVENUES.

     In future filings we will provide more detailed specific discussion of significant changes in revenues. We will also provide description of new products introduced and their impact on revenues.

     2. WE READ IN NOTE 15 THAT YOU HAVE SEVERAL OPERATING SEGMENTS. TO THE EXTENT IMPORTANT TO AN UNDERSTANDING OF YOUR OPERATING RESULTS, PLEASE EXPAND FUTURE FILINGS TO DISCUSS AND TO COMPARE THE REVENUES GENERATED BY EACH SEGMENT, AND THE OPERATING INCOME PRODUCED EACH SEGMENT.

     In future filings we will provide information regarding the revenues and operating income generated by each segment.

FINANCIAL STATEMENTS

NOTE 2-K REVENUE RECOGNITION, PAGE F-12

     3. WE SEE THAT THE REVENUE POLICIES MAKE DISCLOSURE ABOUT THE GENERIC CRITERIA FROM SAB 104 FOR REVENUE RECOGNITION. PLEASE EXPAND FUTURE FILINGS TO CLARIFY HOW YOU APPLY THOSE CRITERIA IN YOUR SPECIFIC CIRCUMSTANCES. FOR INSTANCE, DISCLOSE WHAT YOU CONSIDER TO BE "PERVASIVE EVIDENCE OF AN AGREEMENT" AND MAKE DISCLOSURE ABOUT THE FACTORS YOU CONSIDER IN CONCLUDING THAT "COLLECTIBILITY IS PROBABLE." ALSO CLARIFY SHIPPING TERMS AND IDENTIFY WHEN YOU CONSIDER DELIVERY TO HAVE OCCURRED. YOUR RESPONSE SHOULD SHOW US HOW YOU INTEND TO APPLY THIS COMMENT.

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                               [ACS-Tech80 LOGO]

     In future filings, we will clarify how we apply the criteria from SAB 104 for revenue recognition. We intend to include the following disclosure in our "revenue recognition" note:

     "Revenues from product sales are recognized, net of discounts, in accordance with Staff Accounting Bulletin No. 104 "REVENUE RECOGNITION" when (i) delivery has occurred in accordance with the agreed upon terms (usually ex-factory or FOB shipping point), (ii) there is persuasive evidence of an agreement in the form of a signed detailed purchase order,
     (iii) the fee is fixed or determinable, (iv) collection of the related receivable is probable based on past experience in respect of existing customers. With regard to new customers, the Company either requires advance payment, or performs credit checks prior to extending any credit
     (v) no further obligations exist on our part. We do not grant a right of return. The Group markets its products through its direct sales force and through distributors that are considered as final customers."

     4. WE SEE THAT YOU CONSIDER WHETHER "SIGNIFICANT OBLIGATIONS" EXIST IN ASSESSING THE TIMING OF REVENUE. PLEASE EXPAND FUTURE FILINGS TO MAKE DISCLOSURE ABOUT THE NATURE AND EXTENT OF POST SHIPMENT OBLIGATIONS AND CUSTOMER ACCEPTANCE PROTOCOLS, INCLUDING MORE SPECIFIC DETAIL ABOUT HOW THERE MATTERS ARE CONSIDERED IN THE TIMING OF REVENUES. YOUR RESPONSE SHOULD SHOW US HOW YOU INTEND TO APPLY THIS COMMENT.

     As suggested in our response to Comment 3 above, note 2-K will be revised to state "no further obligation" instead of "significant obligation" as we do not have any post delivery obligation to our customers except for customary warranty provisions.

     The terms of sales to our customers do not include any obligation to install our products at the customer's place of business, nor to provide assistance in installation. No uncertainties exist regarding customer acceptance as our customer purchase orders do not contain an acceptance provision that applies after delivery has occurred. .

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     5.   TELL US MORE ABOUT THE TERMS AND CONDITIONS OF SALES TO DISTRIBUTORS.
          SHOW US THAT YOU REVENUE PRACTICES FOR TRANSACTIONS WITH THESE ENTITIES ARE APPROPRIATE.

     We do not grant our distributors a right of return, either formal or informal. As such, the distributors are considered to be final customers. We have an established experience of no returns from our existing distributors. For the fiscal years ending December 31, 2003 and 2004, there were no returns by distributors, except for insignificant amounts (which were made solely upon our discretion). We have a long-term relationship with a limited number of distributors, and the amount of sales to new distributors is immaterial.

NOTE 2-T IMPAIRMENT OF PROPERTY AND EQUIPMENT, PAGE F-14

     6. YOUR ACCOUNTING POLICY FOR IMPAIRMENT OF PROPERTY AND EQUIPMENT DOES NOT APPEAR TO CONFORM TO US GAAP. IN FUTURE FILINGS PLEASE EXPAND NOTE 16 TO PROVIDE DISCLOSURE ABOUT THIS POTENTIAL ISRAELI/US GAAP DIFFERENCE.

     In future filings we will expand Note 16 to provide disclosure on the potential ISRAELI/US GAAP DIFFERENCES regarding impairment of property and equipment.

NOTE 10 (C) SHAREHOLDERS' EQUITY, PAGE F-24

     7. WE SEE THAT CERTAIN OPTIONS WERE CANCELED AND RE-GRANTED IN DECEMBER 2003. FOR US GAAP PURPOSES, TELL US HOW YOUR ACCOUNTING CONSIDERS THE GUIDANCE FROM FIN 44.

     In 2003, the tax authorities in Israel revised Section 102 to the Israeli Tax Code with regard to the taxation of stock options granted to employees. The revised section is only applicable to options granted subsequent to the revision of this section. In order to comply with the revised section, the company, as many other Israeli companies at that time, decided to cancel the old options and to immediately grant new options under the same terms (I.E., the same contractual life period, the same exercise price, the same number of shares, etc.) According to Fin 44, interpretation 31 "....A
     MODIFICATION TO A FIXED STOCK OPTION OR AWARD THAT DOES NOT AFFECT THE LIFE OF THE AWARD, THE EXERCISE PRICE, OR THE NUMBER OF SHARES TO BE ISSUED HAS NO ACCOUNTING CONSEQUENCE." As there was no change in the terms of the options, the action of the cancellation and the re-grant has no accounting consequence under FIN 44.

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                               [ACS-Tech80 LOGO]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE T-1

     8. IN FUTURE FILINGS PLEASE REVISE THE SECOND PARAGRAPH OF THE AUDIT REPORT TO REFER TO THE PCAOB BY ITS FULL NAME. THAT IS, THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES).

     In future filings we will ask the applicable auditors to revise their audit report and to refer to the PCAOB by its full name.

     9. IN FUTURE FILING PLEASE DISCLOSE THE CITY AND STATE WHERE THE REPORT WAS SIGNED. REFER TO RULE 2-02 OF REGULATION S-X.

     In future filings we will ask the applicable auditors to revise their audit report and to disclose the city and state where the report was signed.

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     The Company hereby acknowledges that:

          o The company is responsible for the adequacy and accuracy of the disclosure in this filing;

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

          o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or concerns, please call the undersigned at 972-4-6546440.

                                                           Very truly yours,

                                                           ACS-Tech80 Ltd.

                                                           /s/ Ze'ev Kirshenboim
                                                           ---------------------
                                                           Ze'ev Kirshenboim
                                                           CEO and CFO

     cc: Brian R. Cascio, Accounting Branch Chief - U.S. Securities and Exchange Commission
          Jeanne Bennett, Reviewing Accountant - U.S. Securities and Exchange Commission
          Dorit Ringelstein, VP Finance - ACS-Tech80 Ltd.
          Perry Wildes, Esq. - Gross, Kleinhendler, Hodak, Halevy, Greenberg &
          Co.
          Ronen Menashes, Ilan Gizbar, - Ernst & Young